Maxcom Telecomunicaciones, S.A.B. de C.V.

Guillermo Gonzalez Camarena No. 2000

Colonia Santa Fe Centro Ciudad

01376 Mexico City

Mexico

VIA EDGAR

October 23, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Michael C. Foland

Re:                             Maxcom Telecommunications, Inc. — Form T-3 (File No. 022-29080)

Ladies and Gentlemen:

This letter is sent on behalf of Maxcom Telecommunications, Inc. (the “Company”) and the co-applicants listed in the above-referenced Form T-3, as amended (the “Form T-3”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and co-applicants pursuant to the Trust Indenture Act of 1939, as amended (the “TIA”). Pursuant to the TIA, the Company, on behalf of itself and the co-applicants, hereby respectfully requests that the Form T-3 be declared eligible and qualified on or before 9:00am, Eastern Time, on October 25, 2019 or as soon as practicable thereafter.

(Signature page follows)

Yours faithfully,

/S/ ERIK GONZALEZ LAUREANO
By: Erik Gonzalez Laureano
Title: Attorney-in-fact

(Signature page to Acceleration Request)